Exhibit 99.9

Code of Business Conduct

Provident Energy Trust (the "Trust") and Provident Energy Ltd. (the "Corporation") and their affiliates (collectively the Trust, the Corporation and their affiliates are referred to as "Provident") will each adhere to the highest ethical standards in all of their business activities, and all of the Corporation's directors and officers and Provident's employees and consultants are expected to maintain these standards. Business partners and suppliers of Provident are also expected to act consistently with the principles outlined in Provident’s policies, practices and processes, including this Code of Business Conduct.

Provident and its directors, officers, employees and consultants shall comply with the letter and spirit of all laws and regulations applicable to Provident's activities, including insider trading laws. A concern for what is right must underlie all business decisions.

Ignorance of the law is not, in general, a defense should a law be contravened. Moreover, agreements or arrangements need not necessarily be in writing to be contrary to the law since it is possible for a contravention to be inferred from the conduct of the parties. Accordingly, directors, officers, employees and consultants must diligently ensure that their conduct is not and cannot be interpreted as being in contravention of laws governing the affairs of Provident in any jurisdiction where it carries on business.

In view of the ever-increasing complexity of the law affecting business activity, whenever a director, officer, employee or consultant is in doubt about the application or interpretation of any legal requirement, or about the best course of action in a particular situation, the director, officer, employee or consultant should seek the advice of the President or the Chief Executive Officer of the Corporation or, in the case of directors, the Chairman of the Board of the Corporation or in either case if that is not satisfactory, Provident's legal counsel, Macleod Dixon llp.

1.	No business operation is considered effective or complete without proper attention to safety, health and the environment.

2.
Provident believes that its directors, officers, employees and consultants are a valuable asset to be treated fairly without discrimination by reason of race, national or ethnic origin, colour, religion, age, sex, sexual orientation, marital status or physical handicap.

3.
Directors, officers, employees and consultants shall not (a) take for themselves personally opportunities that are discovered through the use of corporate property or information or their position with Provident; (b) use corporate property or information or their position with Provident for personal gain; or (c) compete with Provident.

4.
Directors, officers, employees and consultants shall not furnish, on behalf of Provident, expensive gifts or provide excessive benefits to other persons. At times, Provident's suppliers may offer gifts, including entertainment. While gifts of cash are never acceptable, you may accept nominal gifts on behalf of Provident. Acceptable gifts or entertainment are limited to entertainment and sporting event tickets, dinners with clients, customers or suppliers having an aggregate value of approximately $500.00 or less. Other gifts or benefits must be approved by a senior officer of the Corporation prior to acceptance. If in doubt, consult a senior officer of the Corporation for advice in this regard or if you are a director, consult the Chairman of the Board.

5.
Soliciting, accepting or paying bribes or other illicit payments for any purpose is prohibited. Payment or acceptance of “kickbacks” from a contractor or other external party is prohibited. Examples of laws to which Provident is subject and abides by include the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (USA).

6.
The direct or indirect use of Provident funds, goods or services as contributions to political parties, campaigns or candidates for election to any level of government requires approval of a senior executive officer of the Corporation.

7.
All dealings between directors, officers, employees and consultants of Provident and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or Provident.

8.
Directors, officers, employees and consultants who become involved in a situation in which their personal interests conflict or might conflict with their duties to Provident must immediately report the situation to their manager or a senior executive officer or, in the case of directors, to the Chairman of the Board, of the Corporation.

9.
Directors, officers, employees and consultants have an obligation to promote the best interests of Provident at all times. They should avoid any action which may involve a conflict of interest with Provident. Directors, officers, employees and consultants should not have any undisclosed, unapproved financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgment they may need to make on behalf of Provident. Conflicts of interest would also arise if a director, officer, employee or consultant, or a member of his or her family, receives improper personal benefits as a result of his or her position with Provident.

10.
Where conflicts of interest arise, directors, officers, employees and consultants must provide full disclosure of the circumstances to the CEO in the case of officers, to the board in the case of the CEO, and to the immediate supervisor in the case of employees and consultants, and not be involved in any related decision making process.

11.
Directors, officers, employees and consultants must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of Provident.

12.
All directors, officers, employees and consultants are responsible for protecting Provident's assets and ensuring their efficient use, and managers are specifically responsible for establishing and maintaining appropriate internal controls to safeguard Provident's assets against loss from unauthorized use or disposition. All of Provident’s assets should be used for legitimate business purposes.

13.
All directors, officers, employees and consultants must endeavor to deal fairly with Provident’s customers, suppliers, competitors and employees. Directors, officers, employees and consultants may not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

14.
The books and records of Provident must reflect in reasonable detail all of its business transactions in a timely, fair and accurate manner in order to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles. All assets and liabilities of Provident must be recorded as necessary to maintain accountability for them. The accuracy of asset and liability records must be maintained by comparing the records to the existing assets and liabilities at reasonable intervals, and taking appropriate action with respect to any differences. All business transactions must be properly authorized and transactions must be supported by accurate documentation in reasonable detail and recorded properly.

15.
No information may be concealed from Provident's external auditors, the board of directors of the Corporation or the Audit Committee of the board of directors of the Corporation. In addition, it is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing Provident's financial statements.

16.
Certain of Provident's records, reports, papers, devices, processes, plans, methods and apparatus are considered by Provident to be confidential information, and directors, officers, employees and consultants are prohibited from revealing such matters except as may be allowed under Provident's Disclosure Policy. Directors, officers, employees and consultants must also maintain the confidentiality of confidential information entrusted to them by Provident’s customers, except when disclosure is authorized or mandated by law. Confidential information includes, but is not limited to, technical information, results, observations, analyses, compilations, evaluations, assessments, business or commercial data or plans and investor related data, and any other non-public information that might be of use to Provident’s competitors, or harmful to Provident or its customers, if disclosed. The term "confidential information" relates to the underlying nature of the information, covering both oral and written information, and is independent of the medium on which the information is stored. It thus covers information stored on paper, various magnetic media, computer, microfiche or any other medium.

17.
During the course of employment in the case of employees, the term of the consulting contract with Provident in the case of consultants and during their term as directors or officers in the case of directors and officers of the Corporation and for period of one year thereafter, directors, officers, employees and consultants shall not use for their own financial gain or disclose for the use of others, confidential information, obtained as a result of their position with Provident.

18.
Directors, officers, employees and consultants must strictly adhere to the terms outlined in Provident's Policy on Trading in Securities by Directors, Officers, Employees and Consultants (Insider Trading and Blackout Policy) to ensure compliance with applicable Canadian and United States securities laws governing trading in securities of Provident while in possession of material non-public information concerning Provident, and tipping or disclosing material non-public information to outsiders and to avoid embarrassment by preventing the appearance of improper trading or tipping.

19.
As a publicly traded entity, the Trust has an obligation to comply with the rules relating to disclosure of material and price sensitive information under the relevant Canadian and United States securities legislation and the rules and guidance of the Toronto Stock Exchange and the New York Stock Exchange.

20.
In accordance with Provident's disclosure obligations, all public communications and reports must contain full, fair, accurate, timely and understandable disclosure and will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will be able to quickly and accurately determine their significance and consequence. All directors, officers, employees and consultants who are responsible for the preparation of Provident's public disclosure, or who provide information as part of the process, have a responsibility to ensure that such disclosure is prepared and information is provided honestly, accurately and in compliance with the various Provident disclosure controls and procedures.

21.
In accordance with Provident's Disclosure Policy, any director, officer, employee or consultant in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that Provident complies with its timely disclosure obligations.

22.
Speculation in business, shares and other securities, land or other ventures of any kind on the basis of confidential information obtained in the course of a director's, officer's, employee's or consultant's duties with Provident is prohibited. This includes but is not limited to shares or securities of any company which Provident is evaluating or is studying as a possible acquisition or joint venture partner or with whom a major contract may be concluded. Use or disclosure of such information can result in civil or criminal penalties, for both the individuals involved and Provident.

23.
It is the responsibility of every director, officer, employee and consultant to bring to the attention of Provident knowledge of any situation which might adversely affect Provident's reputation. All directors, officers, employees and consultants are encouraged to report, verbally, or in writing any evidence of improper practice of which they are aware. As used here, the term "improper practice" means any illegal, fraudulent, dishonest, unsafe, negligent or otherwise unethical action by a director, officer, employee or consultant. In addition, all directors, officers, employees and consultants have a duty to submit, in accordance with the procedures described in Provident’s Whistleblower Policy, any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls.

I.
No information may be concealed from Provident’s external auditors, internal auditors (if any), the Board of Directors or the Audit Committee of the Board of Directors. It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing Provident’s financial statements.

24.
Provident and the Corporation's directors and officers and Provident's employees and consultants shall comply with copyright law and any other laws applicable to the use of computer software, hardware and related materials, as well as with any and all contracts entered into by Provident with suppliers or licensers of computer software, hardware and related materials.

25.
Any waiver of this Code for directors, officers, employees or consultants may be made only by the board of directors and will be promptly disclosed as required by law, regulation or stock exchange requirement. Any amendment of this Code will be disclosed as required by law.

All directors, officers, employees and consultants are responsible for abiding by this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates. All directors, officers, employees and consultants are encouraged to report violations or apparent violations of this Code or applicable laws, rules or regulations in accordance with the procedures described in Provident's Whistleblower Policy. As described in more detail in Provident’s Whistleblower Policy, Provident will not allow retaliation for such reports made in good faith. Violations of this Code will result in Provident taking effective remedial action commensurate with the severity of the violation. This action may include disciplinary measures up to and including termination in the case of a director, employee or officer or termination of the consulting contract in the case of a consultant and, if warranted, legal proceedings. If determined appropriate, a matter may be referred to the appropriate authorities.